                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             -----------------------
                                  SCHEDULE 13D
                                 Amendment No. 2
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                        VOICESTREAM WIRELESS CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    928615103
-------------------------------------------------------------------------------
                                (CUSIP Number)

                  Hellman & Friedman Capital Partners II, L.P.
                         One Maritime Plaza, Suite 1200
                         San Francisco, California 94111
                                 (415) 788-5111

                                 with a copy to:
                             Timothy G. Hoxie, Esq.
                         Heller Ehrman White & McAuliffe
                                 333 Bush Street
                         San Francisco, California 94104
                                 (415) 772-6000
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 23, 1999
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

CUSIP No.  928615103               SCHEDULE 13D              Page 2 of 10 Pages
           ---------

-------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          HELLMAN & FRIEDMAN CAPITAL PARTNERS II, L.P.
          94-3139964

-------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |X|
                                                                     (b) |_|
-------------------------------------------------------------------------------
3.        SEC USE ONLY

-------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                         |_|

-------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OR ORGANIZATION

          CALIFORNIA

-------------------------------------------------------------------------------
Number of Shares             7.          SOLE VOTING POWER           NONE
Beneficially Owned By Each
Reporting Person With
                             --------------------------------------------------
                             8.          SHARED VOTING POWER         6,592,285

                             --------------------------------------------------
                             9.          SOLE DISPOSITIVE POWER      NONE

                             --------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER    6,592,285

-------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,592,285

-------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

           |_|
-------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.90%
-------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*

                    PN

-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  928615103               SCHEDULE 13D              Page 3 of 10 Pages
           ---------

-------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          H&F ORCHARD PARTNERS, L.P.
          94-3139972

-------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |X|
                                                                     (b) |_|
-------------------------------------------------------------------------------
3.        SEC USE ONLY

-------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*

          OO

-------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                         |_|

-------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OR ORGANIZATION

          CALIFORNIA

-------------------------------------------------------------------------------
Number of Shares             7.          SOLE VOTING POWER           NONE
Beneficially Owned By Each
Reporting Person With
                             --------------------------------------------------
                             8.          SHARED VOTING POWER         589,693

                             --------------------------------------------------
                             9.          SOLE DISPOSITIVE POWER      NONE

                             --------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER    589,693

-------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    589,693

-------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

           |_|

-------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.62%

-------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

                    PN

-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 928615103                SCHEDULE 13D              Page 4 of 10 Pages
          ---------

-------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          H&F INTERNATIONAL PARTNERS, L.P.
          94-3148959

-------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) |X|
                                                                     (b) |_|

-------------------------------------------------------------------------------
3.        SEC USE ONLY

-------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*

          OO

-------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                         |_|

-------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OR ORGANIZATION

          CALIFORNIA

-------------------------------------------------------------------------------
Number of Shares             7.          SOLE VOTING POWER           NONE
Beneficially Owned By Each
Reporting Person With
                             --------------------------------------------------
                             8.          SHARED VOTING POWER         117,019


                             --------------------------------------------------
                             9.          SOLE DISPOSITIVE POWER      NONE

                             --------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER    117,019

-------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    117,019

-------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

           |_|

-------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.12%

-------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*

                    PN
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 928615103                SCHEDULE 13D              Page 5 of 10 Pages
          ---------

-------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          HELLMAN & FRIEDMAN INVESTORS, L.P.
          94-3124217

-------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) |X|
                                                                     (b) |_|

-------------------------------------------------------------------------------
3.        SEC USE ONLY

-------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*

          OO

-------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                         |_|

-------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OR ORGANIZATION

          CALIFORNIA

-------------------------------------------------------------------------------
Number of Shares             7.          SOLE VOTING POWER           NONE
Beneficially Owned By Each
Reporting Person With
                             --------------------------------------------------
                             8.          SHARED VOTING POWER         7,299,497

                             --------------------------------------------------
                             9.          SOLE DISPOSITIVE POWER      NONE

                             --------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER    7,299,497

-------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    7,299,497

-------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

           |_|

-------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.64%

-------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*

                    PN

-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 928615103                SCHEDULE 13D              Page 6 of 10 Pages
          ---------

-------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          HELLMAN & FRIEDMAN INVESTORS, INC.
          94-3124214

-------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) |X|
                                                                     (b) |_|
-------------------------------------------------------------------------------
3.        SEC USE ONLY

-------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*

          OO

-------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                         |_|

-------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OR ORGANIZATION

          CALIFORNIA

-------------------------------------------------------------------------------
Number of Shares             7.          SOLE VOTING POWER           NONE
Beneficially Owned By Each
Reporting Person With

                             --------------------------------------------------
                             8.          SHARED VOTING POWER         7,299,497

                             --------------------------------------------------
                             9.          SOLE DISPOSITIVE POWER      NONE

                             --------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER    7,299,497

-------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    7,299,497

-------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

           |_|

-------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.64%

-------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*

                    CO

-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 928615103                SCHEDULE 13D              Page 7 of 10 Pages
          ---------

-------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          HELLMAN FAMILY REVOCABLE TRUST
          ###-##-####

-------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) |X|
                                                                     (b) |_|

-------------------------------------------------------------------------------
3.        SEC USE ONLY

-------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*

          OO

-------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                      |_|

-------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OR ORGANIZATION

          CALIFORNIA

-------------------------------------------------------------------------------
Number of Shares             7.          SOLE VOTING POWER           NONE
Beneficially Owned By Each
Reporting Person With
                             --------------------------------------------------
                             8.          SHARED VOTING POWER         7,299,497

                             --------------------------------------------------
                             9.          SOLE DISPOSITIVE POWER      NONE

                             --------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER    7,299,497

-------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    7,299,497

-------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

           |_|

-------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.64%

-------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*

                    OO

-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  INTRODUCTION

         The Reporting Persons herein named hereby file this Amendment No. 2 to the Statement on Schedule 13D filed by the Reporting Persons on May 13, 1999 (as amended by Amendment No. 1 thereto on May 25, 1999, the "Statement") in respect of shares of Common Stock of VoiceStream Wireless Corporation. Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

         Only those Items amended are reported herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS INVOLVING SECURITIES OF THE ISSUER

         Item 6 is hereby amended by adding the following additional paragraphs:

         The Partnerships, certain other stockholders of the Company, the Company, Omnipoint Corporation, a Delaware corporation ("Omnipoint") and certain stockholders of Omnipoint (the "Omnipoint Stockholders") have entered into an agreement, dated as of June 23, 1999 (the "Merger Voting Agreement"), whereby the Partnership and certain other stockholders of the Company parties thereto have agreed to attend the Company's stockholder's meeting, in person or by proxy, and to vote or cause to be voted the number of shares of Common Stock beneficially owned by them set forth in a schedule to the Merger Voting Agreement (the "Scheduled Shares") in favor of (i) the adoption and approval of the Agreement and Plan of Reorganization, dated as of June 23, 1999, between the Company, VoiceStream Wireless Holding Corporation and Omnipoint (the "Reorganization Agreement"), and (ii) the proposed merger contemplated by the Reorganization Agreement (the "Merger") and any other matters necessary to consummate the transactions contemplated in the Reorganization Agreement.

         In addition, pursuant to the Merger Voting Agreement, the Partnerships and certain stockholders of the Company have agreed to terminate the Voting Agreement upon the consummation of the Merger and to enter into a new voting agreement with Omnipoint Stockholders on terms mutually satisfactory to the parties thereto.

         Finally, from and after the date of the Merger Voting Agreement through the earlier of the effective time of the transactions contemplated by the Reorganization Agreement and the termination of the Reorganization Agreement, each Partnership and each of certain other stockholders of the Company have agreed not to sell or otherwise dispose of, in a single transaction or a series of unrelated transactions, more than 30% of the Scheduled Shares beneficially owned by such stockholder unless, as a condition to such sale, each transferee of any shares in excess of 30% of the Scheduled Shares beneficially owned by such stockholder agrees to be bound by the provisions of the Merger Voting Agreement applicable to the stockholders of the. This provision does not limit the ability of the Partnerships to distribute shares of Common Stock to their partners.

         The foregoing description of the Merger Voting Agreement is subject to, and qualified in its entirety by reference to, the form of Merger Voting Agreement, which is filed as exhibit 7(3) hereto and incorporated by reference into this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  7(3) Form of Agreement by and among VoiceStream Corporation, Omnipoint Corporation and certain stockholders of VoiceStream Wireless Corporation and certain stockholders of VoiceStream Wireless Corporation.

                      THE NEXT PAGE IS THE SIGNATURE PAGE]

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    June 30, 1999
-------------------
       Date                       Hellman & Friedman Capital Partners II, L.P.
                                  H&F Orchard Partners, L.P.
                                  H&F International Partners, L.P.

                                  By:  Hellman & Friedman Investors, L.P.
                                       Its General Partner, By
                                       Hellman & Friedman Investors, Inc.,
                                       Its General Partner

                                       By:    /s/  Georgia Lee
                                          -------------------------
                                                Vice President

                                  Hellman & Friedman Investors, L.P.

                                  By:  Hellman & Friedman Investors, Inc.,
                                       Its General Partner

                                       By:    /s/  Georgia Lee
                                          -------------------------
                                                Vice President

                                  Hellman & Friedman Investors, Inc.

                                       By:    /s/  Georgia Lee
                                          -------------------------
                                                Vice President

                                  Hellman Family Revocable Trust

                                       By:   /s/ F. Warren Hellman
                                          -------------------------
                                             Trustee

                                  Exhibit Index

         7(3) Form of Agreement by and among VoiceStream Wireless Corporation, Omnipoint Corporation and certain stockholders of VoiceStream Wireless Corporation and certain stockholders of VoiceStream Wireless Corporation